September 18, 2025

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Limited Company
Mespil Business Centre, Mespil House, Sussex Road
Dublin 4, Ireland

       Re: SMX (Security Matters) Public Limited Company
           Registration Statement on Form F-1
           Filed September 15, 2025
           File No. 333-290268
Dear Haggai Alon:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Prospectus Summary
August 2025 RBW Transaction, page 5

1.     On page 5, you disclose that    [a]ny such conversion is subject to
limitations so each
       Selling Stockholder beneficially owns less than 4.99% of the Ordinary Shares;
       however, the Selling Stockholders have the right to waive this limitation and the
       Company expects that the Selling Stockholders will waive such limitations with respect to the August RBW Notes issued at the Third Closing, Fourth Closing and
       Fifth Closing, which if waived would cause us to issue a substantial number of freely tradable shares in a short period of time and that would have the effect of materially diluting our existing shareholders." We also note that Section 3(d)(i) of the Form of
       Convertible Promissory Note, filed as Exhibit 10.70, describes the 4.99% beneficial
       ownership limitation and states that    [t]he limitation contained in
this paragraph may
 September 18, 2025
Page 2

       not be waived . . . ." In light of this apparent inconsistency, please clarify the terms of
       the 4.99% beneficial ownership limitation that are currently in effect and provide revised disclosures and exhibits as necessary. To the extent a stockholder may waive the 4.99% beneficial ownership limitation, revise to provide enhanced risk factor disclosure of the dilutive effect of this offering with examples and consider whether the Selling Stockholders must be presented on the beneficial ownership table as beneficial owners of more than 5% of your ordinary shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Alexandra Barone at 202-551-8816 or Mitchell Austin at 202-551-
3574 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:   Samantha M. Guido, Esq